Exhibit 99.3

CHINA JO-JO DRUGSTORES, INC.	CONTROL ID:
REQUEST ID:
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS for the Annual Meeting of Shareholders
DATE:	January 25, 2022
TIME:	9:00 P.M. EASTERN TIME
LOCATION:	Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE: Call toll free 1-866-752-8683	FAX: Send this card to 202-521-3464	INTERNET: https://www.iproxydirect.com/CJJD and follow the on-screen instructions.	EMAIL: proxy@iproxydirect.com Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: https://www.iproxydirect.com/CJJD

IF YOU WANT TO RECEIVE A PAPER COPY OF THE PROXY MATERIALS YOU MUST REQUEST ONE. THERE IS NO CHARGE TO YOU FOR REQUESTING A COPY. TO FACILITATE TIMELY DELIVERY PLEASE MAKE THE REQUEST, AS INSTRUCTED ABOVE, BEFORE January 18, 2022.

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT HTTPS://WWW.IPROXYDIRECT.COM/CJJD

UNTIL 6:00 PM EASTERN TIME January 25, 2022.

The purpose of this meeting IS as follows:

1.	To elect six directors to serve until the next Annual Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022;

3.	To approve the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan; and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Pursuant to Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Annual Meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on December 20, 2021 as the record date for the determination of shareholders entitled to receive notice of the Annual Meeting and to vote our ordinary shares, par value $.001 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote ‘for’ the proposal above.

Please note - This is not a Proxy Card - you cannot vote by returning this card

CHINA JO-JO DRUGSTORES, INC. SHAREHOLDER SERVICES 1 Glenwood Avenue Suite 1001 Raleigh NC 27603	FIRST-CLASS MAIL US POSTAGE PAID RALEIGH NC PERMIT # 870

Time Sensitive shareholder information enclosed

IMPORTANT SHAREHOLDER INFORMATION

your vote is important